Mail Stop 3561

February 8, 2008

Mr. Michael A. Richardson
Chief Executive Officer
American Consumers, Inc.
55 Hannah Way
Rossville, GA 30741

> **Re:** **American Consumers, Inc.**
> **Form 10-K for the Fiscal Year Ended June 2, 2007**
> **Filed August 31, 2007**
> **File No. 0-05815**

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 2, 2007

Controls and Procedures, page 14

1. You disclose on page 6 that your external auditors in the past have identified areas of your internal controls that need improvement, including increasing security to accounting systems, increasing segregation of duties, and improving cash controls and cash management procedures. Considering these areas for improvement, please tell us in reasonable detail how management determined that the company's disclosure controls and procedures were nonetheless effective as of the

     end of the period covered by the report. Please also tell us whether management identified any material weaknesses or significant deficiencies in your internal control over financial reporting during the most recent fiscal year and the basis for your conclusion.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 6

2. Your disclosures on pages 8 and 12 suggest that a "significant portion" of your physical equipment still in use is fully depreciated. Please tell us how you determine the service lives of your property and equipment and tell us why it appears you did not adjust the estimated useful lives of your equipment to reflect their extended use at the point it became clear that such assets would be in service past their depreciable lives.

Liquidity and Capital Resources, page 14

3. In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, we note that changes in accounts receivables, prepaid expenses, and accounts payable and accrued liabilities materially impacted your fiscal 2007 operating cash flows. Furthermore, we note that fiscal 2007 changes in inventories, prepaid expenses, and accounts payable and accrued liabilities were materially different than changes in those accounts for fiscal 2006. In this regard it appears liquidation of inventories has been a source of operating cash inflows while accounts receivable has offset this trend. If the build up in accounts receivable is due to slower collections or faster growth, this trend should be identified. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 18

4. Please revise the discussion of your critical accounting policies in future filings to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported

results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in assumptions used in deriving your inventory balance, such as impairment reserves and/or accounting for vendor allowances, would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. In this regard, it appears that your methodology used to apply vendor allowances as reductions of inventory costs, as described on page 26, could be further discussed in the critical accounting policy section.

Statements of Cash Flows, page 25

5. You disclose on page 5 of Item 1 that you receive vendor financing. Please tell us where you classify borrowings and repayments of vendor loans on your statements of cash flows. Please note that paragraph 23(a) of SFAS 95 requires that payments to suppliers to acquire goods for resale be classified as operating activities. Please also see AICPA Technical Practice Aid 1300.16 for further guidance.

Form 10-Q for the Fiscal Quarter Ended February 1, 2007

Results of Operations, page 6

6. You disclose on page 11 that you recorded a $3,000 error correction during the second quarter ended December 1, 2007 to reverse a first quarter over-accrual of non-operating income. Please tell us why you recorded the adjustment during the second quarter rather than restating your first quarter financial statements. In particular, please provide us with your qualitative and quantitative assessment of materiality for the quarterly periods impacted which supports your conclusion that the first quarter financial statements should not be restated and that recording the correction through income did not materially misstate second quarter results. Please see SAB Topics 5:F, 1:M., and 1:N, and SFAS 154 for further guidance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant